SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BELL CANADA ANNOUNCES INTENTION TO RE-FOCUS
RESIDENTIAL INSTALLATION AND REPAIR OPERATIONS

Montreal (Quebec), February 22, 2005 — Bell Canada today announced it has reached an agreement to purchase 57% of Entourage Technology Solutions Inc. Bell intends to acquire all shares of Entourage, which would become a wholly owned Bell subsidiary.

Currently, Bell owns 33% of Entourage. Entourage, with 2,500 employees, was established in 1996 to provide installation and repair services to major communities across Ontario and Quebec.

This decision is a component of Bell’s strategy to further improve customer service, a key differentiator in a highly competitive consumer market. The flexibility and efficiency gained by Entourage’s skilled workforce will enable Bell to simplify the customer experience with an effective end-to-end service strategy.

Closing of the transaction is subject to customary conditions, including approval by the Competition Bureau.

About Bell Canada
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, ebusiness solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

Caution Concerning Forward-Looking Statements
Certain statements made in this news release including, but not limited to, Bell Canada’s intention to acquire the remaining 67% interest in Entourage Technology Solutions Inc., and the statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Factors that could cause results or events to differ materially from current expectations include, among things, the fact that Bell Canada’s proposed acquisition of the remaining interest in Entourage Technology Solutions Inc. is subject to the execution of definitive documentation, which is in turn subject to customary terms and conditions including due diligence and the receipt of regulatory approvals, including the approval of the Competition Bureau. The forward-looking statements contained in this news release represent Bell Canada’s expectations as of February 22, 2005 and, accordingly, are subject to change after such date. However, Bell Canada disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For media inquiries, please contact:
Nessa Prendergast
Bell Canada Media Relations
1 888-482-0809
416-581-3311
nessa.prendergast@bell.ca

George Walker
Investors Relations
514 870-2488
george.walker@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: February 22, 2005